UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2021

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Autolus Publishes Annual Report and Notice of Annual General Meeting

On May 21, 2021, Autolus Therapeutics plc (the “Company”) published its UK Annual Report and Accounts for the 12-month period ended December 31, 2020 (the “UK Annual Report”) and distributed a notice of its annual general meeting (“AGM”), a form of proxy and its UK Annual Report to its ordinary shareholders.

The UK Annual Report, AGM Notice and Form of Proxy are furnished herewith as Exhibits 1, 2, and 3, respectively, to this Report on Form 6-K.

The information contained in the UK Annual Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Autolus Announces Results of Annual General Meeting

On June 18, 2021, the Company held its 2021 Annual General Meeting (the “Annual General Meeting”). At the Annual General Meeting, all six resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed.

Each of the following ordinary resolutions (requiring a simple majority) were duly proposed and approved on a poll:

1.	To receive and approve the Company’s annual accounts for the 12-month period ended 31 December 2020 and the associated reports of the directors and auditors.

2.	To approve the Directors’ Remuneration Report.

3.

To re-appoint Ernst & Young LLP as auditors of the Company to hold office of from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in 2022 and to authorize the directors to fix the auditors’ remuneration.

4.	To re-elect Ms. L Bain as a director.

5.	To re-elect Ms. C Butitta as a director.

6.	To re-elect Dr. C Itin as a director.

The results are in line with the recommendations made by the Company’s board of directors.

The full text of each resolution passed at the Annual General Meeting was set out in the Notice of Annual General Meeting sent to shareholders on May 21, 2021. Such Notice of Annual General Meeting is being furnished herewith as Exhibit 2 and is also available for viewing on the Company’s website at www.autolus.com.

EXHIBIT LIST

Exhibit	Description

1	Annual Report and Accounts for the 12-month period ended December 31, 2020

2	Notice of Annual General Meeting

3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: June 30, 2021	By:	/s/ Christian Itin
Name Christian Itin, Ph.D.
Title: Chief Executive Officer